Exhibit (h) 7.2

Russell Cayman Commodity Strategies Fund Ltd.

Appointment of Agent for Service of Process

A. Russell Cayman Commodity Strategies Fund Ltd. (“Company”) is an exempted company organized under the laws of the Cayman Islands with limited liability and has its principal place of business at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House Grand Cayman KY1-1104, Cayman Islands.

B. The Company designates and appoints Russell Investment Company (“Agent”) located at 909 A Street, Tacoma, Washington 98402 as the agent of the Company upon whom may be served any process, pleadings, subpoenas, or other papers in:

(1) any investigation or administrative proceeding conducted by the Securities and Exchange Commission (“SEC”); and

(2) any civil suit or action brought against the Company or to which the Company has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities of the Company, or any purchases or sales of any security in connection therewith. The Company stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon, such agent for service of process, and that service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

C. The Company stipulates and agrees to appoint a successor agent for service of process and execute an amended “Appointment of Agent for Service of Process” if the Company discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Company at any time until six years have elapsed from the date of the last sale of the securities of the Company.

D. The Company further undertakes to advise the SEC promptly of any change to the Agent’s name or address during the applicable period described in paragraph C.

E. The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, all books and records with respect to the Company.

Russell Cayman Commodity Strategies Fund Ltd. certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of Pierce, State of Washington, United States of America, this 29th day of March, 2010.

[Signature pages to follow]

Russell Cayman Commodity Strategies Fund Ltd.

By:	/s/ Mark E. Swanson
By:	Mark E. Swanson
Title:	Director

By:	/s/ Peter Gunning
By:	Peter Gunning
Title:	Director

By:	/s/ James T. Firn
By:	James T. Firn
Title:	Director

Russell Investment Company

By:	/s/ Mary Beth Rhoden
By:	Mary Beth Rhoden
Title:	Assistant Secretary